Exhibit 99.1

Codere Online Announces Upcoming Investor Event

Madrid, Spain and Tel Aviv, Israel, May 23, 2022 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”) a leading online gaming operator in Spain and Latin America, today announced that it will participate in Stifel’s 2022 Cross Sector Insight Conference which will take place in Boston on June 8, 2022.

Investors willing to participate should contact their sales representatives at Stifel directly.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Contacts:

Investors and Media

Guillermo Lancha

Director, Investor Relations and Communications

Guillermo.Lancha@codere.com

(+34)-628-928-152